UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of DECEMBER, 2005.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
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                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: December 5, 2005                    /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO


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                              IMA EXPLORATION INC.
                            (A Grosso Group Company)
                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

           TSX Venture Exchange: IMR    American Stock Exchange: IMR
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

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                         NEWS RELEASE - DECEMBER 5, 2005

                       IMA'S PRESIDENT JOSEPH GROSSO NAMED
                   "EXPLORATION MAN OF THE YEAR" IN ARGENTINA


IMA EXPLORATION INC. (IMR-AMEX, IMR-TSX.V) is pleased to announce that the Company's President & CEO, Mr. Joseph Grosso, has been named as the "Exploration Man of the Year" by the Argentinean mining Association Panorama Minero. This prestigious award was presented at the 29th annual Argentinean Mining Exposition in Buenos Aires, Argentina, in recognition of Mr. Grosso's outstanding achievement in mineral exploration.

In accepting the award Mr. Grosso commented; "It is a great honor to receive this award and I would like to express to you my deepest gratitude. I cannot accept this award alone; it belongs to all the members of my team, and in particular our Argentinean contingent, which I am proud to say is almost 100% Argentine. We have achieved this success only through the combination of our talent, skills and good fortune. I would like to add that all the knowledge I have of mining I learned here in Argentina, and tonight I feel like an adopted son of Argentina. Thank you."

Other award recipients at this gala event included Barrick Gold Corp., which received the award for Mining Company of the year.

Through the month of December 2005 the Biography Channel in Canada will be airing features on IMA Exploration Inc. and other companies managed by The Grosso Group. These features can also be viewed on The Grosso Group web site (www.grossogroup.com).


ON BEHALF OF THE BOARD

/s/ Gerald Carlson
____________________________
Dr. Gerald Carlson, Chairman


For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Vice President, Investor Relations, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email INFO@IMAEXPLORATION.COM, or visit the Company's web site at HTTP://WWW.IMAEXPLORATION.COM.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                  2005 NUMBER 27
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